WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
e-mail: Michael@GoPublicDirect.com

September 24, 2013

Mr. Edwin Kim
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	HealthTalk Live, Inc. Registration Statement on Form S-1 Filed on July 1, 2013 File No. 333-189735

Dear Mr. Kim:

We have filed on EDGAR the above Amendment No. 2 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
We have added the following disclosure:  Even if we are no longer an emerging growth company under the JOBS Act, we are permitted to use the scaled disclosure requirements for executive compensation and are not required to have an attestation of our internal controls over financial reporting as a smaller reporting company.

2 .
We have revised our disclosure as follows:  From January 1, 2012 to June 30, 2013, HealthTalkLive.com has received approximately  675,000 Unique Visits from North America, Canada, South America, Europe, Asia and Australia (58% United States, 4% Canada, 4% Mexico, South and Central America), 18% Europe, 6% Australia and New Zealand, 9% Asia, 1% Other [Seychelles, Iceland, etc.]).  Unique visits are defined as visits that occur when some remote site (individual seeking information through a searching engine) makes a request for a page on our server for the first time.

3 .
We have added the following Risk Factor:

We may have to cease operations if Johnie and/or Vicki Yawn demand immediate repayment of their loans to us as we would have to use all available capital to repay the debt and would have no funds available to continue operations.

The Company as of June 30, 2013 owes $55,000.00 to Johnie and Vicki Yawn from previous loans for operations. These loans were made on an oral basis without interest, due upon demand. Management is under no obligation to loan the Company additional funds for operations.  If Johnie and Vicki Yawn exercise their rights under the loan agreement and demand immediate repayment of all sums due, it is currently unlikely that the Company has the resources to make such repayments and may not have such resources in the future if such demand were made, which in the worst case could cause the Company to have to cease operations as the Company would have no funds available to continue operations.

We also made conforming changes in MDA.

4
We have revised information concerning Share Issuances to demonstrate full compliance with Section 4(2) as follows:

From April 1, 2011 to March 31, 2012, there were an additional 424,000 shares of common stock issued to 22 non-affiliated accredited investors at $.10 per share for a total of $42,400.  Two of these investors are non-U.S. investors.

We initially offered these securities to 68 potential investors.  We had a pre-existing relationship with every offeree for 10 years or more as customers of our business or otherwise business associates or personal friend.  The offer was made via a personal letter offering shares only to accredited investors at $.10 per share.  There was no minimum or maximum purchase requirement.  If an offeree responded, they were sent an Accredited Investor Questionnare and a separate Stock Subscription Agreement with the terms set forth above.  All 22 investors described in the paragraph above completed the Accredited Investor Questionnaire indicating that they were Accredited Investors.  The Accredited Investor Questionnaire and the Subscription Agreement are filed as exhibits to this registration statement.

We continued the offering described above on the same terms into the next fiscal year, and during that fiscal year from April 1, 2012 to February 14, 2013 an additional 1,135,000 shares were sold at $.10 per share to 43 non-affiliated accredited investors for $113,500.  We did not send a new letter in this fiscal year; people who had received the letter described in the paragraph above decided to delay an investment decision into this fiscal year.  Just as with offerees in the prior fiscal year, we had a pre-existing relationship with every offeree during this fiscal year for 10 years or more as customers of our business or otherwise business associates or personal friend.  All except four of these investors had received the same offering letter as investors in the prior fiscal year.  No new persons were sent another letter. Of these 43 investors, eight (8) had purchased in the prior fiscal year and were purchasing additional shares.   An additional one of this 43 was Shawn Youngquist, to whom additional shares for services were issued at a subsequent date as described below.   Of the remaining 34 investors, 30 had received the original offering letter but hadn’t purchased in the prior fiscal year.  The remaining four investors were contacted by existing shareholders rather than by the letter.  We only accepted their subscriptions because although we didn’t send them the original letter, we had a preexisting relationship with these four for at least 10 years prior as customers and or people we had done business with.  All of the new investors were sent an Accredited Investor Questionnare and a separate Stock Subscription Agreement with the terms set forth above.  All of these 34 investors investing cash completed the Accredited Investor Questionnaire indicating that they were Accredited Investors.

We believed that Section 4(2) of the Securities Act of 1933 was available because the offering involved transactions by an issuer not involving any public offering in that:

● Offers were only made by officers of the Company in compliance with all the provisions of Rule 3(a)4-1.
● None of these issuances involved underwriters, underwriting discounts or commissions.
● No stock certificates were issued but we treated the shares as restricted in our books and records.
● The offering was made to a very limited number of individuals, well under 100, and over a two fiscal year period.
● We had a pre-existing relationship with every offeree for 10 years or more as customers of our business or otherwise business associates or personal friend.
● We offered to answer any questions an offeree might have before they invested.
● Only persons investing cash who completed the Accredited Investor Questionnaire indicating that they were Accredited Investors were accepted as investors.

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

● None of these issuances involved underwriters, underwriting discounts or commissions.
● No stock certificates were issued but we treated the shares as restricted in our books and records.
● No offers or sales of stock under the Regulation S offering were made to persons in the United States.
● No direct selling efforts of the Regulation S offering were made in the United States.

On June 4, 2012 the Company issued 50,000 shares of common stock to Frank Molloy, principal of Hunter, Molloy and Salcido LLP in exchange for legal services with whom the Company had pre-existing relationships

On July 31, 2012 the Company issued 10,000 shares to Shawn Youngquist in exchange for consulting services valued at $1,000 based upon a shortly previous offering of common stock for cash at $.10 per share.

On June 26, 2013 the Company issued 158,585 shares to Michael T. Williams and Todd Feinstein, principal and previous of counsel, respectively, to Williams Securities Law Firm in exchange for legal services valued at $15,858.  They also issued 100,000 shares to Richard Oravec in exchange for financial consulting services valued at $10,000. The valuation was based upon a shortly previous offering of common stock for cash at $.10 per share.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances to service providers in that there was a limited number of persons to whom stock for services was issued and there was no general advertising or solicitation, such that the issuance of shares for services was completely separate from of offering of shares for cash as described above.

5 .	Restated financials; added footnote 10 and corrected all references therein
6 .	Revised statements of operations and cash flows to include cumulative to date information